SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

RADVISION LTD.
(Name of Registrant)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442, 333-155444 and 333-164091.

RADVision Ltd.

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Press Release re Radvision Announces Significant New Video Conferencing Capabilities for Apple Iphone, Ipad And Google Android Mobile Devices dated April 11, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADVISION LTD.
(Registrant)

By: /s/Rael Kolevsohn
Rael Kolevsohn
Corporate Vice President and General Counsel

Date: May 2, 2011

EXHIBIT INDEX

EXHIBIT NO.                                           DESCRIPTION

99.1	Press Release re Radvision Announces Significant New Video Conferencing Capabilities for Apple Iphone, Ipad And Google Android Mobile Devices dated April 11, 2011